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                                               FOR IMMEDIATE RELEASE

               UNION PACIFIC IS SATISFIED WITH SP MERGER RULING

                    BETHLEHEM, PA, JULY 3 -- Union Pacific Corpora-tion said today that although the Surface Transportation Board (STB) voted to impose some conditions on Union Pacific's merger with Southern Pacific, the corporation is satisfied with the STB ruling.

                    "Nothing in the conditions will keep us from moving ahead with the merger unless there are further modifications in the written decision," said Drew Lewis, Union Pacific Chairman and Chief Executive Officer. "We are going to make sure the merger works for the best interests of our customers."

                    The $5.4 billion UP/SP merger would form North America's largest railroad, a 31,000-mile network operat-ing in 25 states serving both Mexico and Canada. Union Pacific and Southern Pacific have 53,000 and 19,000 employees respectively, with combined 1995 operating revenues of $10.6 billion.

                    Union Pacific announced its agreement to ac-quire Southern Pacific on August 3, 1995 and filed its merger application with the Interstate Commerce Commis-sion (now the Surface Transportation Board) in November. A final written decision by the STB is expected on August 12.